UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13 G

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Tellabs, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

879664100

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

    ( )Rule 13d-1(b)

    (X)Rule 13d-1(c)

    ( )Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

CUSIP NO. 879664100 13G

  NAME OF REPORTING PERSONS

  S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

  Michael J. Birck, ###-##-####

  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

  (a) ( ) (b) ( )

  SEC USE ONLY

  CITIZENSHIP OR PLACE OF ORGANIZATION

  United States

  NUMBER

  OF SHARES

  BENEFICIALLY

  OWNED BY

  REPORTING

  PERSON

  WITH

    SOLE VOTING POWER

    13,276,410

    SHARED VOTING POWER

    25,918,000

    SOLE DISPOSITIVE POWER

    13,275,597

    SHARED DISPOSITIVE POWER

    25,918,813

  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  38,026,410

  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

  (x)

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

  9.32%

  TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 879664100 13G

  NAME OF REPORTING PERSONS

  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

  Katherine R. Birck, ###-##-####

  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

  (a) ( ) (b) ( )

  SEC USE ONLY

  CITIZENSHIP OR PLACE OF ORGANIZATION

  United States

  NUMBER

  OF SHARES

  BENEFICIALLY

  OWNED BY

  REPORTING

  PERSON

  WITH

    SOLE VOTING POWER

    1,168,000

    SHARED VOTING POWER

    38,026,410

    SOLE DISPOSITIVE POWER

    1,168,000

    SHARED DISPOSITIVE POWER

    38,026,410

  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  1,168,000

  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

  (x)

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

  .29%

  TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 879664100 13G

  NAME OF REPORTING PERSONS

  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

  Oak Street Investments, L.P., a Delaware limited partnership

  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

  (a) ( ) (b) ( )

  SEC USE ONLY

  CITIZENSHIP OR PLACE OF ORGANIZATION

A Delaware limited partnership

NUMBER

OF SHARES

BENEFICIALLY

OWNED BY

REPORTING

PERSON

WITH
  SOLE VOTING POWER

  0

  SHARED VOTING POWER

  24,750,000

  SOLE DISPOSITIVE POWER

  0

  SHARED DISPOSITIVE POWER

  24,750,000
  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  24,750,000

  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

  ( )

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

  6.06%

  TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)  Name of Issuer:

  Tellabs, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

  4951 Indiana Avenue

  Lisle, Illinois 60532

Item 2(a)-(c)  Name, Principal Business Address and Citizenship of Persons Filing:

This statement is being filed by Michael J. Birck. Mr. Birck's principal place of business is 4951 Indiana Avenue, Lisle, IL 60532. Mr. Birck is a United States citizen.

Katherine R. Birck is the spouse of Michael J. Birck. Mrs. Birck's residence is 744 South Oak Street, Hinsdale, Illinois 60521. Mrs. Birck is a United States citizen.

Oak Street Investments, L.P. is an Illinois limited partnership whose principal place of business is 744 South Oak Street, Hinsdale, Illinois 60521. Mr. and Mrs. Birck are both general partners of Oak Street Investments, L.P.

With respect to Mr. Birck, this statement relates only to Mr. Birck's indirect ownership of shares of Common Stock of Tellabs, Inc. owned directly by Oak Street Investments, L.P. and the Tellabs Retirement Plan, and certain shares of Common Stock of Tellabs, Inc. owned directly by Mr. Birck. Mr. Birck disclaims beneficial ownership of 1,168,000 shares owned by his spouse, Katherine R. Birck.

With respect to Mrs. Birck this statement relates only to 1,168,000 shares of Common Stock of Tellabs, Inc. owned directly by Mrs. Birck. Mrs. Birck disclaims beneficial ownership of shares of Common Stock of Tellabs, Inc. owned directly by Mr. Birck, the Tellabs Retirement Plan and Oak Street Investments, L.P.

Item 2(d)  Title of Class of Securities

  Common Stock

Item 2(e)  CUSIP Number:

  879664100

Item 3.  Not applicable.

Item 4.  Ownership.

    Michael J. Birck

-----------------
    Amount Beneficially Owned: 38,026,410 Shares (excludes 1,168,000 shares of which the reporting person disclaims beneficial ownership) (1)
    Percent of Class: 9.32%
    Number of shares as to which such person has:
    sole power to vote or to direct the vote: 13,275,597 (includes 813 shares held by the Tellabs Retirement Plan on behalf of Mr. Birck and excludes 24,750,000 shares held by Oak Street Investments, L.P. and 1,168,000 shares held by Mrs. Birck)(1)
    shared power to vote or to direct the vote: 25,918,000 (1) (includes 24,750,000 held by Oak Street Investments, L.P. and 1,168,000 shares held by Mrs. Birck)
    sole power to dispose or to direct the disposition of : 13,275,597 (excludes 813 shares held by the Tellabs Retirement Plan, 24,750,000 shares held by Oak Street Investments, L.P. and 1,168,000 shares held by Mrs. Birck)
    shared power to dispose or to direct the disposition of: 25,918,813 (1) (includes 813 shares held by the Tellabs Retirement Plan, 24,750,000 shares held by Oak Street Investments, L.P. and 1,168,000 shares held by Mrs. Birck)

 B. Katherine R. Birck

------------------

    Amount Beneficially Owned: 1,168,000 Shares (excludes 38,026,410 shares of which the reporting person disclaims beneficial ownership)(1)
    Percent of Class: .29%
    Number of shares as to which such person has:
    sole power to vote or to direct the vote: 1,168,000 (excludes 24,750,000 shares held by Oak Street Investments, L.P. and 13,276,410 shares held by or on behalf of Mr. Birck)
    shared power to vote or to direct the vote: 38,026,410 (1) (includes 24,750,000 shares held by Oak Street Investments, L.P. and 13,276,410 shares held by or on behalf of Mr. Birck)
    sole power to dispose or to direct the disposition of: 1,168,000 (excludes 24,750,000 shares held by Oak Street Investments, L.P. and 13,276,410 shares held by or on behalf of Mr. Birck)
    shared power to dispose or to direct the disposition of: 38,026,410 (1) (includes 24,750,000 shares held by Oak Street Investments, L.P. and 13,276,410 shares held by or on behalf of Mr. Birck)

 C. Oak Street Investments, L.P.

----------------------------

    Amount Beneficially Owned: 24,750,000
    Percent of Class: 6.06%
    Number of shares as to which such person has:
    sole power to vote or to direct the vote: 0
    shared power to vote or to direct the vote: 24,750,000
    sole power to dispose or to direct the disposition of: 0
    shared power to dispose or to direct the disposition of: 24,750,000

(1) The filing of this statement shall not be construed as an admission that the reporting person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of these securities.

Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being

Reported on by the Parent Holding Company.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

-----------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2001

MICHAEL J. BIRCK

/s Michael J. Birck

----------------------------

KATHERINE R. BIRCK

/s Katherine R. Birck

----------------------------

OAK STREET INVESTMENTS, L.P.

/s Michael J. Birck

By:-------------------------

MICHAEL J. BIRCK

Exhibit Index

--------------

Exhibit                             Found on

--------                            Sequentially

                                     Numbered Page

                                     - ----------------

Exhibit A: Agreement of Joint filing 15

Exhibit A

----------

Agreement of Joint Filing

-------------------------

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Act the statement dated February 1, 2000, containing the information required by Schedule 13G, for the 13,276,410 Shares of the Common Stock of Tellabs, Inc., held by or on behalf of Michael J. Birck the 1,168,000 shares of the Common Stock of Tellabs, Inc. held by Katherine R. Birck and the 24,750,000 shares of the Common Stock of Tellabs, Inc. held by Oak Street Investments, L.P.

Dated: February 14, 2001

MICHAEL J. BIRCK

/s Michael J. Birck

-------------------------------

KATHERINE R. BIRCK

/s Katherine R. Birck

-------------------------------

OAK STREET INVESTMENTS, L.P.

/s Michael J. Birck

By:----------------------------

MICHAEL J. BIRCK